Exhibit (5)

September 8, 2003

Board of Directors

Wachovia Corporation

Charlotte, North Carolina 28288

Ladies and Gentlemen:

I have acted as counsel for Wachovia Corporation (the “Corporation”) in connection with the registration on Form S-3 of 5,000,000 shares of the Corporation’s Common Stock under the Securities Act of 1933 (the “Registration Statement”), including rights attached thereto to purchase shares of Common Stock or junior participating Class A Preferred Stock pursuant to the Corporation’s Shareholder Protection Rights Agreement (collectively, the “Shares”), that are issuable in accordance with the Corporation’s Dividend Reinvestment and Stock Purchase Plan (the “Plan”).

I have examined such documents, corporate records and other instruments as I have deemed necessary for the purpose of this opinion. Based upon the foregoing, I am of the opinion that:

1.	the Corporation has been duly incorporated and is validly existing under the laws of the State of North Carolina; and

2.	the Shares have been duly authorized and, when the Registration Statement has become effective under the Securities Act of 1933 and the Shares have been issued and sold in accordance with the terms of the Plan, the Shares will be validly issued by the Corporation, fully paid and non-assessable.

I am licensed to practice law only in the State of North Carolina and in rendering this opinion I am opining only as to the Federal laws of the United States and the laws of the State of North Carolina.

I hereby consent to the use of my name under the heading “Validity of Securities” in the Prospectus forming a part of the Registration Statement and to the use of this opinion for filing with the Registration Statement as Exhibit (5) thereto. In giving such consent, I do not thereby admit that I am in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, or the rules and regulations of the Securities and Exchange Commission thereunder.

Very truly yours,

/s/ Ross E. Jeffries, Jr.